

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2021

Brad White
President and Chief Executive Officer
Allure Worldwide, Inc.
13155 Noel Road, Suite 900
Dallas, TX 75240

  Re: Allure Worldwide, Inc.
    Post-Effective Amendment No. 1 to Registration Statement on Form S-1
    Filed September 9, 2021
    File No. 333-234815

Dear Mr. White:

  We have reviewed your post-effective amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1 filed September 9, 2021

General

1. We note you entered into an Exchange Agreement on January 11, 2021 to acquire Genvor, Inc. Please tell us how you considered the need to include pro forma financial statements in your filing to reflect the acquisition transaction. Reference is made to Article 11 of Regulation S-X.

 We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

 Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Lance Brunson